MECHEL REPORTS THE 9M 2016 FINANCIAL RESULTS

Consolidated revenue – 196.4 bln rubles, EBITDA* - 41.6 bln rubles
Net profit, attributable to shareholders of Mechel PAO – 5.5 bln rubles

Moscow, Russia – November—29, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 9M 2016.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 9M 2016 results:

“This reporting period is characterized by significant volatility in prices for our key products. At the beginning of this year, prices for most of our products hit historical lows both domestically and internationally. The market situation fluctuated throughout these three quarters, but mostly market changes were favorable for Mechel, which found its reflection in our financial results. As a result of these nine months, our operating profit went up by 31% if compared to the same period of the previous year, reaching 28.8 billion rubles, EBITDA went up by 16% to 41.6 billion rubles, and EBITDA margin reached 21%. The group demonstrated net profit attributable to Mechel PAO’s shareholders of 5.5 billion rubles and a stable cash flow.

“This spring’s bullish price dynamics on the global market of steel and coal products also led to a revival of the domestic market. The group remains dependent on the external market environment, but on its part did its best to utilize the favorable market situation by controlling and cutting costs and improving production and sales efficiency, as well as adapting its sales policy to growing demand and investing in projects aimed at diversifying our product range and increasing production volumes.

“In this favorable market situation, the group is already generating a cash flow sufficient for servicing its debt obligations within the framework of agreements on restructuring and restoring working capital. The effect from the price growth will be even more tangible as results from the fourth quarter come in. We will use this opportunity to the maximum to finance our operations and reach agreements on restructuring our remaining financial debt. If any free cash flow arises, it will be used to bring down our debt burden, thus helping to increase our company’s shareholder value.”

Consolidated Results For The 9M 2016

Mln rubles	9M’16	9M’15%		3Q’16	2Q’16	1Q’16
Revenue
from external customers	196,350	194,039	1%	66,153	67,965	62,232

Operating profit	28,761	22,018	31%	11,561	10,867	6,333

EBITDA	41,571	35,845	16%	15,850	15,747	9,974

EBITDA, margin	21%	18%		24%	23%	16%

Net profit (loss) attributable to shareholders of Mechel PAO	5,543	(74,585)		(2,757)	7,988	312

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“In early 2016, prices on coking coal, our division’s main product, were at their longtime lows. Steam coal prices were also extremely low. Later during the first half of the year, the market situation gradually improved, as benchmark and global indexes demonstrated stable growth, with our contract prices growing accordingly. However, in the second half of this year we witnessed an unprecedented hike in prices on high-quality coking coal. If benchmark contract prices for hard coking coal supplied by Australian producers to Japan were set at 92 US dollars per tonne in the third quarter, for the fourth quarter they were set at 200 US dollars per tonne. It is impossible to give an unequivocal explanation to this price hike, but experts mostly agree that it was caused by a deficit of premium coal grades on China’s domestic market due to mining limits imposed on Chinese coal producers. Force majeure events on several Australian facilities as well as damage to the transport infrastructure in China and Australia added to this. Coal stocks in Chinese ports were at their historical lows. At the same time, spot prices on high-quality coking coal continued to grow and are currently set at their historical highs, topping 300 US dollars per tonne, at a significant difference with contract prices set for the fourth quarter. Negotiations for the first quarter 2017 basic prices will start shortly, and considering the spot market indicators, we can expect the contract price level for the first quarter to be significantly higher quarter-on-quarter.

“The rapid growth of coal prices, which began in mid-summer, didn’t have time to make a full impact on the third quarter’s financial results. We saw this hike’s reflection in our contracts only by the very end of this reporting period. Still, the division’s EBITDA has grown by 22% quarter-on-quarter, despite a small slump in revenue. The EBITDA margin reached 34% in the third quarter. The margin’s growth is largely due to a decrease in costs. The current favorable market situation will definitely be reflected in the results of the fourth quarter and future periods.”

Mln rubles	9M’16	9M’15%		3Q’16	2Q’16	1Q’16
Revenue
from external customers	59,990	62,384	-4%	19,931	20,202	19,857

Revenue inter-segment	22,481	20,661	9%	7,770	7,652	7,059

EBITDA	23,979	19,908	20%	9,541	7,832	6,606

EBITDA, margin	29%	24%		34%	28%	25%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The volume of the division’s product sales in tonnes has grown by less than 1% if compared to the same period of the previous year with the divisions revenue up by 6% and EBITDA by 8%. The stable level of prices for our steel products in the second and third quarters was a key factor in this positive dynamics. However, changes we made in the production and sales structure had a most important impact on the results’ improvement. We have significantly decreased sales of billets and wire rods while increasing sales of rails and beams. This was mostly due to increased production at Chelyabinsk Metallurgical Plant’s universal rolling mill. The increase in revenue from this production segment is on the whole comparable to the overall growth in the division’s revenue. Within nine months of 2016, the universal rolling mill produced over 350,000 tonnes of products, and will reach 500,000 tonnes by the end of this year. Considering that the mill’s load is planned to grow further next year, the share of high value-added products in our sales structure will only increase.”

Mln rubles	9M’16	9M’15%		3Q’16	2Q’16	1Q’16
Revenue
from external customers	118,900	112,387	6%	41,296	42,456	35,148

Revenue inter-segment	5,296	5,028	5%	1,677	1,727	1,892

EBITDA	15,845	14,636	8%	6,325	7,867	1,653

EBITDA, margin	13%	12%		15%	18%	4%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“Comparatively mild weather conditions led to a decrease in electricity and heat sales to third parties and thus the division’s revenue. Additional repairs to Southern Kuzbass Power Plant’s equipment as part of the overall preparation for the upcoming fall-winter maximum load, as well as other factors, will help to improve efficiency of the division’s operations in the future periods. At the same time, the increase of electricity fees not only partly compensated the slump in revenue, but also enabled us to increase EBITDA and EBITDA margin comparing with the same period of the previous year.”

Mln rubles	9M’16	9M’15%		3Q’16	2Q’16	1Q’16
Revenue
from external customers	17,460	19,268	-9%	4,925	5,307	7,228

Revenue inter-segment	11,423	10,844	5%	3,524	3,662	4,237

EBITDA	2,102	1,761	19%	88	370	1,644

EBITDA, margin	7%	6%		1%	4%	14%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (3:00 p.m. London time, 10 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

* EBITDA — Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Attachments to the 9M 2016 financial results Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents net profit (loss) attributable to shareholders of Mechel PAO before Depreciation, depletion and amortization, Foreign exchange (gain) loss, net, Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivables, Allowance for doubtful accounts, Write-off of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Income (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other expenses, Fines and penalties, Gain on write-off of accounts payable with expired legal term. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest expenses, depreciation, depletion and amortization are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net profit (loss) represents net profit (loss) attributable to shareholders of Mechel PAO before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on (loss) income attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other expenses, Fines and penalties, Gain on write-off of accounts payable with expired legal term. Our adjusted net profit (loss) may not be similar to adjusted net profit (loss) measures of other companies. Adjusted net profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted net profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**+ and trade working capital are presented below:

Mln rubles	30.09.2016	31.12.2015
Interest-bearing loans and borrowings, excluding interest, fines and penalties on overdue amounts	400,754	444,199
Interest payable	21,463	27,269
Non-current interest-bearing loans and borrowings	12,371	4,308
Other non-current financial liabilities	35,246	—
less Cash and cash equivalents	(2,350)	(3,079)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	467,484	472,697

Finance lease liabilities, current portion	11,558	13,507
Finance lease liabilities, non-current portion	106	481
Net debt, excluding fines and penalties on overdue amounts	479,148	486,685

Mln rubles	30.09.2016	31.12.2015

Trade and other receivables	18,166	16,013
Inventories	34,042	35,189
Other current assets	7,743	8,191
Income tax receivables	437	603
Trade current assets	60,388	59,996

Trade and other payables	44,605	54,602
Advances received	3,242	3,492
Provisions and other current liabilities	1,833	2,558
Tax payable other than income tax	9,718	8,034
Income tax payable	3,439	5,549
Trade current liabilities	62,837	74,235

Trade working capital	(2,449)	(14,239)

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) as follows:

**+ Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment ***		Power Segment ***
In millions of Russian rubles	9m 2016	9m 2015	9m 2016	9m 2015	9m 2016	9m 2015	9m 2016	9m 2015
Net profit (loss) attributable to shareholders of Mechel PAO	5,543	(74,585)	(2,439)	(47,080)	8,051	(26,448)	284	(598)
Add:
Depreciation, depletion and amortization	10,022	10,253	5,813	6,331	3,947	3,631	262	291

Foreign exchange (gain) loss, net	(19,738)	43,011	(11,719)	29,851	(7,950)	12,927	(69)	233

Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	43,247	47,956	32,134	26,827	13,212	20,332	794	1,749

Finance income	(3,963)	(121)	(3,959)	(766)	(2,856)	(268)	(41)	(39)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivables, allowance for doubtful accounts and write-off of inventories to net realisable value	1,818	1,788	830	429	389	1,259	599	100

Loss (profit) after tax from discontinued operations, net	343	(1,013)	(84)	(723)	407	(309)	20	19

Net result on the disposal of subsidiaries	(191)	75	—	—	(191)	75	—	—

Income (loss) attributable to non-controlling interests	1,153	330	298	(217)	735	467	122	80

Income tax expense (benefit)	2,427	6,914	2,698	4,711	(364)	2,282	93	(79)

Pension service cost and actuarial loss, other expenses	124	126	91	92	31	29	2	5

Fines and penalties	847	1,270	319	454	492	817	36	(1)

Gain on write-off of accounts payable with expired legal term	(61)	(159)	(3)	(1)	(58)	(158)	—	—

EBITDA	41,571	35,845	23,979	19,908	15,845	14,636	2,102	1,761

EBITDA, margin	21%	18%	29%	24%	13%	12%	7%	6%
In millions of Russian rubles	9m 2016	9m 2015	9m 2016	9m 2015	9m 2016	9m 2015	9m 2016	9m 2015

Net profit (loss) attributable to shareholders of Mechel PAO	5,543	(74,585)	(2,439)	(47,080)	8,051	(26,448)	284	(598)

Add:
Impairment of goodwill and other non-current assets	374	—	374	—	—	—	—	—

Loss (profit) after tax from discontinued operations, net	343	(1,013)	(84)	(723)	407	(309)	20	19

Net result on the disposal of subsidiaries	(191)	75	—	—	(191)	75	—	—

Effect on (loss) income attributable to non-controlling interests	(61)	49	—	—	(61)	49	—	—

Foreign exchange (gain) loss, net	(19,738)	43,011	(11,719)	29,851	(7,950)	12,927	(69)	233

Pension service cost and actuarial loss, other expenses	124	126	91	92	31	29	2	5

Fines and penalties	847	1,270	319	454	492	817	36	(1)

Gain on write-off of accounts payable with expired legal term	(61)	(159)	(3)	(1)	(58)	(158)	—	—

Net (loss) profit, net of income tax	(12,820)	(31,226)	(13,461)	(17,407)	721	(13,018)	273	(342)

Operating profit	28,761	22,018	16,913	12,386	10,996	8,741	1,207	1,352

Add:
Impairment of goodwill and other non-current assets	374	—	374	—	—	—	—	—

Loss on write-off of property, plant and equipment	303	125	293	59	10	66	—	—

Pension service cost and actuarial loss, other expenses	124	126	91	92	31	29	2	5

Fines and penalties	847	1,270	319	454	492	817	36	(1)

Adjusted operating profit	30,409	23,539	17,990	12,991	11,529	9,653	1,245	1,356

*** including intersegment operations

	Consolidated Results		Mining Segment ***		Steel Segment ***		Power Segment ***
In millions of Russian rubles	3q 2016	2q 2016	3q 2016	2q 2016	3q 2016	2q 2016	3q 2016	2q 2016
Net (loss) profit attributable to shareholders of Mechel PAO	(2,757)	7,988	(2,682)	1,756	415	6,890	(385)	(340)

Add:
Depreciation, depletion and amortization	3,456	3,644	2,025	2,117	1,344	1,441	87	86

Foreign exchange (gain) loss, net	(2,296)	(8,874)	(1,711)	(5,084)	(592)	(3,771)	7	(19)

Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	13,447	15,886	9,984	11,823	5,059	4,371	256	269

Finance income	(76)	(3,432)	(409)	(2,810)	(1,519)	(1,124)	—	(74)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-offs of accounts receivables, allowance for doubtful accounts and write-offs of inventories to net realisable value	588	586	494	215	34	59	58	314

Loss (profit) after tax from discontinued operations, net	99	108	(43)	2	137	101	5	5

Net result on the disposal of subsidiaries	(136)	3	—	—	(136)	3	—	—

Income (loss) attributable to non-controlling interests	291	691	25	156	270	466	(3)	69

Income tax expense (benefit)	3,057	(1,447)	1,877	(675)	1,146	(795)	34	23

Pension service cost and actuarial loss, other expenses	41	42	30	31	10	10	1	1

Fines and penalties	179	552	(46)	301	197	216	28	35

Gain on write-off of accounts payable with expired legal term	(43)	—	(3)	—	(40)	—	—	—

EBITDA	15,850	15,747	9,541	7,832	6,325	7,867	88	370

EBITDA, margin	24%	23%	34%	28%	15%	18%	1%	4%
In millions of Russian rubles	3q 2016	2q 2016	3q 2016	2q 2016	3q 2016	2q 2016	3q 2016	2q 2016

Net (loss) profit attributable to shareholders of Mechel PAO	(2,757)	7,988	(2,682)	1,756	415	6,890	(385)	(340)

Add:
Impairment of goodwill and other non-current assets	374	—	374	—	—	—	—	—

Loss (profit) after tax from discontinued operations, net	99	108	(43)	2	137	101	5	5

Net result on the disposal of subsidiaries	(136)	3	—	—	(136)	3	—	—

Effect on loss attributable to non-controlling interests	(22)	(16)	—	—	(22)	(16)	—	—

Foreign exchange (gain) loss, net	(2,296)	(8,874)	(1,711)	(5,084)	(592)	(3,771)	7	(19)

Pension service cost and actuarial loss, other expenses	41	42	30	31	10	10	1	1

Fines and penalties	179	552	(46)	301	197	216	28	35

Gain on write-off of accounts payable with expired legal term	(43)	—	(3)	—	(40)	—	—	—

Net (loss) profit, net of income tax	(4,561)	(197)	(4,081)	(2,994)	(31)	3,432	(344)	(318)

Operating profit (loss)	11,561	10,867	7,061	5,098	4,705	6,151	(99)	(63)

Add:
Impairment of goodwill and other non-current assets	374	—	374	—	—	—	—	—

Loss on write-off of property, plant and equipment	182	114	182	103	—	11	—	—

Pension service cost and actuarial loss, other expenses	41	42	30	31	10	10	1	1

Fines and penalties	179	552	(46)	301	197	216	28	35

Adjusted operating profit (loss)	12,337	11,575	7,601	5,533	4,912	6,388	(70)	(27)

*** including intersegment operations

Attachment B

Interim condensed consolidated statement of financial position
(All amounts are in millions of Russian rubles)
	September 30, 2016	December 31, 2015
	(unaudited)	* ***

Assets
Current assets
Cash and cash equivalents	2,350	3,079
Trade and other receivables	18,166	16,013
Inventories	34,042	35,189
Income tax receivables	437	603
Other current financial assets	94	45
Other current assets	7,743	8,191

Total current assets	62,832	63,120

Non-current assets
Property, plant and equipment	209,254	215,844
Mineral licenses	37,132	38,517
Non-current financial assets	151	194
Investments in associates	300	284
Deferred tax assets	1,352	1,492
Goodwill	21,305	21,378
Other non-current assets	987	1,243

Total non-current assets	270,481	278,952

Total assets	333,313	342,072

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including Interest payable, fines and penalties on overdue amounts of RUB 41,535 million and RUB 47,475 million as of September 30, 2016 and December 31, 2015.	442,289	491,674
Trade and other payables	44,605	54,602
Advances received	3,242	3,492
Provisions	1,799	2,532
Pension obligations	1,120	1,120
Finance lease liabilities	11,558	13,507
Income tax payable	3,439	5,549
Tax payable other than income tax	9,718	8,034
Other current liabilities	34	26

Total current liabilities	517,804	580,536

Non-current liabilities
Interest-bearing loans and borrowings	12,371	4,308
Provisions	3,686	3,439
Pension obligations	3,688	3,746
Finance lease liabilities	106	481
Deferred tax liabilities	13,624	11,090
Other non-current liabilities	555	189
Other non-current financial liabilities	35,246	—
Income tax payable	—	137

Total non-current liabilities	69,276	23,390

Total liabilities	587,080	603,926

Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital and other reserves	28,216	28,322
Accumulated other comprehensive income	1,773	445
Accumulated deficit	(295,954)	(301,565)

Equity attributable to equity shareholders of Mechel PAO	(260,969)	(267,802)
Non-controlling interests	7,202	5,948

Total equity	(253,767)	(261,854)

Total equity and liabilities	333,313	342,072

****there were certain reclassifications to conform with the current period presentation

Interim condensed consolidated statement of profit (loss) and other comprehensive income
(All amounts are in millions of Russian rubles)	9 months ended September 30,
	2016	2015
	(unaudited)	(unaudited)
Continuing operations
Revenue	196,350	194,039
Cost of goods sold	(108,274)	(114,123)

Gross profit	88,076	79,916

Selling and distribution expenses	(41,237)	(39,427)
Loss on write-off of of property, plant and equipment	(303)	(125)
Impairment of goodwill and other non-current assets	(374)	—
Allowance for doubtful accounts	(740)	(1,049)
Taxes other than income taxes	(4,197)	(4,471)
Administrative and other operating expenses	(12,975)	(12,941)
Other operating income	511	115

Total selling, distribution and operating income and (expenses), net	(59,315)	(57,898)

Operating profit	28,761	22,018

Finance income	3,963	121
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 5,254 million, RUB 15,883 million for the periods ended September 30, 2016 and 2015, respectively	(43,247)	(47,956)
Foreign exchange gain (loss), net	19,738	(43,011)
Share of profit of associates	22	19
Other income	379	593
Other expense	(150)	(139)

Total other income and (expense), net	(19,295)	(90,373)

Profit (loss) before tax from continuing operations	9,466	(68,355)
Income tax expense	(2,427)	(6,914)

Profit (loss) from continuing operations	7,039	(75,269)
Discontinued operations
(Loss) profit after tax from discontinued operations, net	(343)	1,013
Profit (loss) for the period	6,696	(74,256)

Attributable to:
Equity holders of the parent	5,543	(74,586)
Non-controlling interests	1,153	330
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	1,244	48
Exchange differences on translation of foreign operations	1,244	40
Net gain on available for sale financial assets	—	8
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax:	—	7
Re-measurement gain on defined benefit plans	—	7

Other comprehensive income for the period, net of tax	1,244	55

Total comprehensive income (loss), net of tax	7,940	(74,201)

Attributable to:
Equity holders of the parent	6,787	(74,546)
Non-controlling interests	1,153	345

Interim condensed consolidated statement of cash flows
(All amounts are in millions of Russian rubles)	9 months ended September 30,
	2016	2015
(unaudited)		(unaudited)

Cash Flows from Operating Activities
Net profit (loss)	6,696	(74,256)
Loss (profit) after tax from discontinued operations, net	343	(1,013)
Net profit (loss) from continuing operations	7,039	(75,269)
Adjustments to reconcile net profit (loss) from continuing operations to net cash provided by operating activities:

Depreciation	8,607	8,976
Depletion and amortization	1,415	1,277
Foreign exchange gain (loss), net	(19,738)	43,011
Deferred income taxes	2,632	6,882
Allowance for doubtful accounts	740	1,049
Write-off of accounts receivable	80	122
Write-off of inventories to net realisable value	292	684
Revision in estimated cash flows of rehabilitation provision	(44)	(40)
Loss on write-off of property, plant and equipment	303	125
Impairment of goodwill and other non-current assets	374	—
Loss (gain) on sale of property, plant and equipment	29	(70)
Gain on sale of investments	(130)	—
Gain on write-off of accounts payable with expired legal term	(61)	(159)
Pension service cost and actuarial loss, other expenses	124	126
Finance income	(3,963)	(121)
Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	43,247	47,956
Other	159	458
Changes in working capital items:

Trade and other receivables	(3,633)	1,743
Inventories	(430)	3,040
Trade and other payables	(3,419)	(2,593)
Advances received	(51)	(1,110)
Taxes payable and other current liabilities	644	(463)
Other current assets	349	358
Income tax paid	(1,364)	(1,086)
Net operating cash flows of discontinued operations	(436)	177
Net cash provided by operating activities	32,765	35,073

Cash Flows from Investing Activities
Monthly installments for acquisition of DEMP	(3,636)	(3,557)
Proceeds from disposal of securities	3	143
Loans issued and other investments	(5)	(22)
Interest received	25	61
Proceeds from disposal of subsidiaries	227	168
Proceeds from loans issued	20	10
Proceeds from disposals of property, plant and equipment	156	301
Purchases of property, plant and equipment	(2,398)	(3,143)
Interest paid, capitalized	(459)	(679)
Net cash used in investing activities	(6,067)	(6,718)

Cash Flows from Financing Activities
Proceeds from loans and borrowings	4,133	2,515
Repayment of loans and borrowings	(37,922)	(9,641)
Interest paid, including fines and penalties	(25,756)	(19,412)
Dividends paid	(5)	(4)
Dividends paid to non-controlling interest	(2)	(1)
Proceeds from disposal of non-controlling interest in subsidiaries with put option granted to non-controlling interest shareholders	34,300	—
Repayment of obligations under finance lease	(1,868)	(1,531)
Net cash used in financing activities	(27,120)	(28,074)

Effect of exchange rate changes on cash and cash equivalents	(122)	(1,075)
Net decrease in cash and cash equivalents	(544)	(794)

Cash and cash equivalents at the beginning of period	3,079	3,983

Cash and cash equivalents net of overdrafts at the beginning of period	891	1,344

Cash and cash equivalents at the end of period	2,350	2,377

Cash and cash equivalents net of overdrafts at the end of period	347	550